Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : + 91 40 4900 2900
Fax : + 91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

December 20, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Postal Ballot Notice

In furtherance of our intimation dated December 11, 2017 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith a copy of the postal ballot notice and form.

This postal ballot notice seeks approval of members for the following matters:

1)	Amendments to the ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’;
2)	Grant of additional stock options to employees of subsidiaries of the Company; and
3)	Appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of Board and its Powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The voting/e-voting period commences on Thursday, December 21, 2017 (9:00 AM IST) and ends on Friday, January 19, 2018 (6:00 PM IST).

The postal ballot notice has been sent to members whose names appear on the Register of Members/List of Beneficial owners, received from National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, December 15, 2017.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: shares@drreddys.com

www.drreddys.com

Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 and other applicable provisions of the Companies Act, 2013, rules, circulars and notifications thereunder (including any statutory modifications or re-enactment thereof) for the approval of the members of Dr. Reddy’s Laboratories Limited through postal ballot including electronic voting (e-voting) for the resolutions set out hereinafter.

Pursuant to recommendations of the Nomination, Governance and Compensation Committee (NGCC) on December 6, 2017, the Board of Directors of the Company (“the Board”) on December 11, 2017 approved certain amendments to the existing ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ (“2002 Plan”) as amended from time to time and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’ (“2007 Plan” and together with the 2002 Plan, the “Plans”) as amended from time to time, subject to the approval of the members of the Company.

The proposed amendments to the 2002 Plan and 2007 Plan are as under:

•	Increasing the maximum aggregate number of shares on which options may be granted under the 2002 Plan, from 4,349,102 shares representing 2.62% of the total paid up equity capital of the Company as on March 31, 2017 to 5,449,102 shares representing 3.29% of the total paid up equity capital of the Company as on March 31, 2017;

•	Empowering the NGCC and/or the Board of Directors of the Company to also grant stock options to the employees of the Company and to employees of the subsidiaries of the Company, under the 2002 Plan and 2007 Plan, with vesting which would be conditional upon the Company achieving certain performance targets (not based exclusively on employee performance);

•	Consolidating the current outstanding 152,307 stock options earmarked for grant at fair market value under the 2002 Plan, with stock options at par value of the shares i.e. Rs. 5 per option and consolidating the current outstanding 382,695 stock options earmarked for grant at fair market value under the 2007 Plan, with stock options at par value of the shares i.e. Rs. 5 per option under respective Plans;

•	Extending the validity of the 2002 Plan for a further period of 5 (five) years effective January 29, 2022 till January 28, 2027;

•	Aligning the grids as currently set out in the 2002 Plan and the 2007 Plan with the current grade structure of the Company and compensation to the market, in order to reflect the current HR policy of the Company; and

•	Updating references to the prevailing laws/regulations in the Plans and amending the provisions of the Plans, in the substance and form as set out in the draft of the amended Plans. Copies of the Plans, incorporating the proposed amendments, are available at the Registered Office of the Company for inspection by members.

Also a resolution is propsed for granting such additional stock options to the employees of Subsidiaries of the Company.

Further, the Audit Committee and the Board of Directors of the Company on October 30, 2017 and October 31, 2017 respectively, approved the appointment of Mr. Akhil Ravi, son in law of Mr. G V Prasad, Co-Chairman, Managing Director and CEO of the Company, and a related party, to hold and continue to hold an Office or Place of Profit as per provisions of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of Board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, as amended, subject to the approval of the members of the Company.

In furtherance thereof, notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Act, read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force), that the resolutions appended below to approve the amendments in the Plans, grant of additional stock options to the employees of the subsidiaries of the Company and appointment of Mr. Akhil Ravi, a related party, to hold and continue to hold an Office or Place of Profit, are proposed to be passed by the members through postal ballot, including electronic voting (e-voting), as applicable. References to postal ballot in this postal ballot notice include votes received electronically.

The proposed resolutions along with the statement, forming part of this notice, stating the material facts and reasons thereof are set out hereafter, for your consideration. A postal ballot form is also enclosed.

The Board has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 and Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the postal ballot form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne by the Company. Postal ballot form, if sent by courier or by registered post/speed post at the expense of the member will also be accepted. The postal ballot form may also be deposited personally at the address given on the self-addressed Business Reply Envelope. The duly completed postal ballot form should reach the Scrutinizer not later than the close of working hours on Friday, January 19, 2018 (6:00 PM IST) to be eligible for being considered, failing which it will be considered that no reply has been received from the member.

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Members desiring to opt for e-voting as per the facilities arranged by the Company, are requested to read the instructions in the Notes under the section ‘Voting by electronic means (e-voting)’. The Company has engaged the services of National Securities Depository Limited (“NSDL”) for the purpose of providing e-voting facility to all its members.

The Scrutinizer will submit his report to the Chairman of the Company or any person authorized by him, after the completion of the scrutiny of the postal ballots and e-voting. The result of the postal ballot shall be announced on Saturday, January 20, 2018 (5:00 PM IST) at the Registered Office of the Company. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed on the Company’s website www.drreddys.com along with the Scrutinizer’s report.

RESOLUTIONS PUT THROUGH POSTAL BALLOT

Item no. 1 - To consider and approve amendments to the ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ (“2002 Plan”) and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’ (“2007 Plan” and together with the 2002 Plan, the “Plans”)

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (“SEBI Regulations”) for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any statutory/regulatory authority(ies) that are or may become applicable (collectively referred herein as the “Applicable Laws”) and subject to any approvals, permissions and sanctions of any authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which shall include the Nomination, Governance and Compensation Committee (NGCC) of the Board (the “Administrator”) and any other committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of the members be and is hereby accorded to:

(a)	increase the maximum aggregate number of shares on which options may be granted under the 2002 Plan, from 4,349,102 shares representing 2.62% of the total paid up equity capital of the Company as on March 31, 2017 to 5,449,102 shares representing 3.29% of the total paid up equity capital of the Company as on March 31, 2017;

(b)	extend the validity of the 2002 Plan for a further period of 5 (five) years with effect from January 29, 2022 till January 28, 2027;

(c)	consolidate the current outstanding 152,307 stock options earmarked for grant at fair market value under the 2002 Plan, with stock options at par value of the shares i.e. Rs. 5 per option and consolidate the current outstanding 382,695 stock options earmarked for grant at fair market value under the 2007 Plan, with stock options at par value of the shares i.e. Rs. 5 per option;

(d)	Align the grids as currently set out in the 2002 Plan and the 2007 Plan with the current grade structure of the Company and compensation to the market, in order to reflect the current HR policy of the Company;

(e)	empower the NGCC and/or the Board to also grant stock options to the employees under 2002 Plan and 2007 Plan with vesting which would be conditional upon the Company achieving certain performance targets; and

(f)	amend the provisions of the 2002 Plan and 2007 Plan, as per the details set out in Annexure A and Annexure B given in the Statement forming part of this Notice.”

“RESOLVED FURTHER THAT the maximum number of shares on which stock options may be granted to eligible employees under the 2002 Plan shall not exceed 5,449,102 shares (as adjusted for any changes in the capital structure of the Company) and under the 2007 Plan shall not exceed 1,530,779 shares (as adjusted for any changes in the capital structure of the Company)”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the additional shares to be allotted against the 1,100,000 additional options to be granted under the 2002 Plan on the Stock Exchanges as per the listing requirements of the Stock Exchanges concerned, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, SEBI Regulations and other Applicable Laws and regulations.”

“RESOLVED FURTHER THAT new equity shares to be issued and allotted to employees of the Company on exercise of their stock options shall rank pari passu in all respects with then existing equity shares of the Company.”

“RESOLVED FURTHER THAT it is hereby noted that the amendments to the 2002 Plan and 2007 Plan are not prejudicial to the interests of the employees of the Company.”

“RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing amendments to the 2002 Plan and the 2007 Plan and generally for giving effect to these resolutions, the Board or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard.”

“RESOLVED FURTHER THAT the Board or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.”

“RESOLVED FURTHER THAT the Board or the Administrator be and is hereby authorized on behalf of the Company, to make and carry out any modifications, changes, variations, alterations or revisions in the terms and conditions of the 2002 Plan or the 2007 Plan or to the terms of options granted and/or vested but not exercised, from time to time, in accordance with Applicable Laws and regulations prevailing from time to time, as it may deem fit, necessary or desirable, without requiring the Board to secure any further consent(s) or approval(s) of the members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.”

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Item no. 2 – To consider and approve grant of additional stock options to employees of subsidiaries of the Company

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (“SEBI Regulations”) for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any statutory/regulatory authority(ies) that are or may become applicable (collectively referred herein as the “Applicable Laws”) and subject to any approvals, permissions and sanctions of any authority(ies) as may be required and any conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board or Nomination, Governance and Compensation Committee (NGCC) of the Board (the “Administrator”) the approval of the members be and is hereby accorded for granting stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002’ (“2002 Plan”) from the increased number of stock options (1,100,000) to the employees of subsidiaries of the Company.”

“RESOLVED FURTHER THAT the maximum number of stock options granted to employees of subsidiaries of the Company under the 2002 Plan, including the increased number of stock options (1,100,000) shall not exceed 5,449,102 shares (as adjusted for any changes in the capital structure of the Company) and under the ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’ (“2007 Plan” and together with the 2002 Plan, the “Plans”) shall not exceed 1,530,779 shares (as adjusted for any changes in the capital structure of the Company).”

“RESOLVED FURTHER THAT new equity shares to be issued and allotted to employees of subsidiaries of the Company on exercise of their stock options shall rank pari passu in all respects with then existing equity shares of the Company.”

“RESOLVED FURTHER THAT it is hereby noted that the amendments to the 2002 Plan and 2007 Plan are not prejudicial to the interests of the employees of the subsidiaries of the Company.”

“RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing amendments to the 2002 Plan and the 2007 Plan and generally for giving effect to these resolutions, the Board or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard.”

“RESOLVED FURTHER THAT the Board or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.”

“RESOLVED FURTHER THAT the Board or the Administrator be and is hereby authorized on behalf of the Company, to make and carry out any modifications, changes, variations, alterations or revisions in the terms and conditions of the 2002 Plan or the 2007 Plan or to the terms of options granted and/or vested but not exercised, from time to time, in accordance with Applicable Laws and regulations prevailing from time to time, as it may deem fit, necessary or desirable, without requiring the Board to secure any further consent(s) or approval(s) of the members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.”

Item no. 3 - To consider and approve appointment of Mr. Akhil Ravi, a related party, to Office or Place of Profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of Board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

To consider and, if thought fit, to give assent/dissent to the following resolution, as an Ordinary Resolution:

“RESOLVED THAT pursuant to the approval of the Audit Committee and the Board of Directors of the Company, provisions of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of Board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, consent of the members be and is hereby accorded for the appointment of Mr. Akhil Ravi, son in law of Mr. G V Prasad, Co-Chairman, Managing Director and CEO of the Company, and a related party, to hold and continue to hold an Office or Place of Profit as Director-Business Development & Portfolio (or any other designation and roles which the Board of Directors of the Company (“the Board”) may decide from time to time) on such remuneration, positions and on terms and conditions as set out in the Statement forming part of this notice.”

“RESOLVED FURTHER THAT the appointment shall be effective following receipt of the approval of the members of the Company and would be valid till his retirement age, as per Company’s policy.”

“RESOLVED FURTHER THAT the consent of the members be and is hereby also accorded to the Board to finalize and decide the revisions in the remuneration payable to Mr. Akhil Ravi from time to time with annual increments and/or increment on promotions, if any, as per the Company’s HR practices, performance appraisal policies and his potential and to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or any Director or Officer to give effect to the aforesaid resolution.”

By Order of the Board
sd/-
Place : Hyderabad	Sandeep Poddar
Date : December 11, 2017	Company Secretary

Notes:

1.	The statement pursuant to Section 102(1) of the Act stating all material facts and the reasons thereof for the proposed resolutions, forming part of this notice, is annexed herewith.

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2.	The postal ballot notice is being sent to the members whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, December 15, 2017 (cut-off date). The postal ballot notice is being sent by email to members who have registered their email IDs for receipt of documents in electronic form to their email addresses registered with their Depository Participants or the Company. For members whose email IDs are not registered, physical copies of the postal ballot notice along with postal ballot form are being sent by permitted mode along with a postage prepaid self-addressed Business Reply Envelope.

3.	Members whose names appear on the Register of Members/List of Beneficial Owners as on Friday, December 15, 2017 (cut-off date) will be considered for the purpose of voting (including e-voting).

4.	The voting/e-voting period commences on Thursday, December 21, 2017 (9:00 AM IST) and ends on Friday, January 19, 2018 (6:00 PM IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date, i.e. Friday, December 15, 2017, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a member, he or she will not be allowed to change it subsequently.

5.	The voting rights of members shall be in proportion to their share of the paid up equity share capital of the Company as on the cut-off date, i.e. Friday, December 15, 2017.

6.	Resolutions passed by the members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the members.

7.	The members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot form will be treated as invalid.

8.	Members who have received postal ballot notice by email and who wish to vote through physical postal ballot form and in case a member is desirous of obtaining a duplicate postal ballot form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the same along with postage prepaid self-addressed Business Reply Envelope to the member.

9.	In compliance with Section 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the members to exercise their votes electronically and vote on all the resolutions through the e-voting facility provided by NSDL. The instructions for e-voting are annexed to this Notice.

10.	A member cannot exercise his/her vote by proxy on postal ballot.

11.	Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the postal ballot notice and form and return the form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours on Friday, January 19, 2018 (6:00 PM IST). The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered/speed post at the expense of the members will also be accepted. If any postal ballot is received after close of working hours on Friday, January 19, 2018 (6:00 PM IST), it will be considered that no reply has been received from the member.

12.	The Scrutinizer will submit his report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on Saturday, January 20, 2018 (5:00 PM IST) at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed on the Company’s website www.drreddys.com along with the Scrutinizer’s report.

13.	The last date of receipt of the Business Reply Envelope with postal ballot form, i.e. Friday, January 19, 2018 shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

14.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the notice till Friday, January 19, 2018.

Voting by electronic means (e-voting)

In compliance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Section 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to its members, to enable them to cast their votes electronically instead of dispatching the physical postal ballot form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to its members.

Procedure to vote electronically using NSDL e-voting system.

The way to vote electronically on NSDL e-voting system consists of ‘Two Steps’ which are mentioned below:

Step 1: Log-in to NSDL e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon ‘Login’ which is available under ‘Shareholders’ section.

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3.	A new screen will open. You will have to enter your User ID, your password and a verification code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat
(NSDL or CDSL) or Physical		Your User ID is

a)	For members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID. (For eg.: if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******).

b)	For members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID. (For eg.: if your Beneficiary ID is 12************** then your user ID is 12**************).

c)	For members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. (For eg.: if folio number is 001*** and EVEN is 123456 then user ID is 123456001***).

5.	Instructions for retrieving Password:

a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.

b.	If you are using NSDL e-voting system for the first time, you will need your ‘initial password’. Details of ‘initial password’ are given in Point c (i) and (ii) below. Once you have your ‘initial password’, you need to enter the ‘initial password’ on the log-in page and the system will force you to change your password.

c.	Initial password

i.	If your email ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment which is a .pdf file.

Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

ii.	If your email ID is not registered, your ‘initial password’ is provided at the bottom of the physical Postal Ballot Form.

6.	If you are unable to retrieve or have not received the ‘initial password’ or have forgotten your password:

a.	If you are holding shares in your demat account with NSDL or CDSL, click on ‘Forgot User Details/Password’ option available on www.evoting.nsdl.com.

b.	If you are holding shares in physical mode, click on ‘Physical User Reset Password’ option available on www.evoting.nsdl.com.

c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

7.	After entering your password, click on ‘Agree to Terms and Conditions’ by selecting on the check box.

8.	Now you will have to click on ‘Login’ button.

9.	After you click on the ‘Login’ button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful log-in at Step 1, you will be able to see the home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.

2.	After clicking on Active Voting Cycles, you will be able to see all the companies’ “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.

3.	Select ‘EVEN’ of ‘Dr. Reddy’s Laboratories Limited’. The Cast Vote page will open.

4.	Now you are ready for e-voting as the voting page opens.

5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on ‘Submit’ and also ‘Confirm’ when prompted.

6.	Upon confirmation, the message ‘Vote cast successfully’ will be displayed.

7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot User Details/Password’ or ‘Physical User Reset Password’ option available on www.evoting.nsdl.com to reset the password.

3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the ‘downloads’ section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.

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STATEMENT PURSUANT TO SECTION 102(1) AND 110 OF THE COMPANIES ACT, 2013 AND OTHER STATUTORY PROVISIONS, FORMING PART OF THE NOTICE.

Item no. 1 and 2

The members may note that the Company’s rapid expansion and growth is dependent on the hard work, dedication and commitment of its employees. To reward its employees and the employees of its subsidiaries, the Company implemented the ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ (“2002 Plan”) and the ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’ (“2007 Plan” and together with the 2002 Plan, the “Plans”). The 2002 Plan and the 2007 Plan were prepared in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (“SEBI ESOP Guidelines, 1999”).

Employee stock options have long been recognized internationally, as an effective instrument to align the interests of employees with those of the Company and its members, providing an opportunity for employees to share the growth of the Company, and create a common sense of ownership in the Company, with the overall objective of enhancing shareholder value.

The Securities and Exchange Board of India (“SEBI”) issued the SEBI (Share Based Employee Benefits) Regulations, 2014 (“SEBI Regulations”) with effect from October 28, 2014 repealing the SEBI ESOP Guidelines, 1999. While the Plans are in compliance with the provisions of the SEBI Regulations and the Companies Act, 2013 (to the extent applicable), references in the Plans require alignment to SEBI Regulations and the Companies Act, 2013. Accordingly, it is proposed that the Plans are appropriately amended to refer and reflect the provisions of the SEBI Regulations and the Companies Act, 2013.

Further, pursuant to recommendations of the NGCC, the Board of Directors of the Company (the “Board” which shall include the Nomination, Governance and Compensation Committee (NGCC) of the Board), on December 11, 2017, proposed certain amendments to the Plans which are subject to approval of members. The key amendments are listed below:

a.	Vesting conditions: In order to motivate and reward employees (including employees of subsidiaries of the Company) for creating long term value for the Company and its members, it is proposed that the NGCC may also be empowered to grant stock options to eligible employees (including employees of subsidiaries of the Company) with vesting which would be conditional upon the Company achieving certain performance targets or other criteria. This amendment would not vary any terms and conditions of the stock options already granted to the employees (whether vested or unvested) and would therefore not be detrimental to the interests of the employees of the Company.

b.	Extension: The 2002 Plan is currently valid till January 28, 2022. It is also proposed to extend the validity of the 2002 Plan for a further period of 5 (five) years with effect from January 29, 2022 till January 28, 2027.

c.	Exercise Price: Currently under the Plans, a portion of the options have an exercise price equal to the fair market value of the shares of the Company. Upon a review of the Plans, it was observed that options with an exercise price at the fair market value were not attractive to the employees of the Company (including employees of subsidiaries of the Company). Therefore, it is proposed that options for grant having an exercise price equal to the fair market value, under both Plans should be consolidated with the par value stock options under the respective Plans.

d.	Number of shares: As on March 31, 2017, the number of shares on which options can be granted under the 2002 Plan are 4,349,102 shares representing 2.62% of the total paid up equity capital of the Company. It is proposed to increase this number to 5,449,102 shares representing 3.29% of the total paid up equity capital of the Company as on March 31, 2017. This will result in enhancing the number of shares on which options can be granted at par value under the 2002 Plan by 1,100,000 shares.

e.	Employee Grades: It is proposed to align the grids as currently set out in the 2002 Plan and the 2007 Plan with the current grade structure of the Company and compensation to the market, in order to reflect the current HR policy of the Company.

f.	Administration of the Plans: In order to improve the administrative efficiency of the Plans, it is proposed that the NGCC of the Board, should have additional powers exercisable at its discretion. These include:

1.	to determine the conditions and criteria under which options may vest in eligible employees and may lapse in case of termination of employment for misconduct;

2.	determine the right of an eligible employee to exercise all the options vested in him at one time or at various points of time within the exercise period;

3.	subject to the existing terms of the Plans, to determine the procedure for making a fair and reasonable adjustment to the entitlement, including adjustment to the number of options and to the exercise price, in case of corporate actions such as rights issues, bonus issues, consolidation, sub division of share, reclassification, merger, sale of division and other related actions (collectively called the “Corporate Actions”), after taking into regard, (a) the number and price of options shall be adjusted in a manner such that total value to the eligible employee of the options remains the same after the relevant Corporate Action; and (b) the vesting period and the life of the options shall be left unaltered as far as possible to protect the rights of the eligible employee(s) who are granted such options.

4.	to determine granting, vesting and exercise of options in case of employees who are on long leave; and

5.	to determine the procedure for cashless exercise of options.

Comparative tables, indicating the amendments made to the 2002 Plan and the 2007 Plan against their existing provisions are attached herewith as Annexure A and Annexure B respectively.

Pursuant to Regulation 6 and Regulation 14 of the SEBI Regulations, and the requirements enumerated by SEBI through circular no. CIR/CFD/ POLICY CELL/2/2015 dated June 16, 2015, the details of the 2002 Plan and the 2007 Plan are set out as under:

6

1.	Brief description:

•	The 2002 Plan was approved by the members of the Company on September 24, 2001. The 2002 Plan was amended further by the members of the company on July 28, 2004, July 27, 2005, July 22, 2008 and July 20, 2012.

•	The 2007 Plan was approved by the members of the Company on July 27, 2005. The 2007 Plan was amended further by the members on July 22, 2008.

•	The key objectives of the 2002 Plan and 2007 Plan are:

i.	to incentivize performance towards creating better values for members;

ii.	to attract and retain desired talent in the Company, by offering substantial wealth creation opportunity for employees; and

iii.	to create a culture of enterprise and build very strong commitment amongst employees towards critical goals/milestones of the Company.

•	The 2002 Plan and 2007 Plan are administered by the NGCC of the Board. All decisions, determinations and interpretations of the NGCC are final and binding on all optionees.

2.	Total number of options to be granted:

•	2002 Plan: Subject to certain provisions of the 2002 Plan and post approval of the members, the maximum aggregate number of shares on which options may be granted are 5,449,102 shares representing 3.29% of the total paid up equity capital, as on March 31, 2017. The shares may be authorised but unissued, or unacquired.

•	2007 Plan: Subject to certain provisions of 2007 Plan, the maximum aggregate number of shares underlying American Depository Receipts (“ADRs”) on which options may be granted are 1,530,779 shares representing 0.92% of the total paid up equity capital as on March 31, 2017. Such shares may be authorized but unissued or unacquired.

•	The aggregate number of options under the Plans is less than 5% of the total paid up equity capital of the Company as on March 31, 2017.

3.	Identification of classes of employees entitled to participate:

•	2002 Plan: Employees of Grades R4 and above, employees with an annual performance rating of ‘A’, employees who are members of teams considered critical to the success of the Company and new hires who are considered critical to the success of the Company shall be eligible for grants under the 2002 Plan.

•	2007 Plan: Employees of all grades are eligible for grants under the 2007 Plan. However, the consideration for purchase of ADRs under the 2007 Plan for resident employees shall not exceed US$50,000 or its equivalent in a block of 5 years, or such other limits as may be prescribed under Indian laws. New hires who are considered critical to the success of the Company shall be eligible for grants under the 2007 Plan. Employees who are members of teams considered critical to the success of the Company shall also be eligible for grants under the 2007 Plan.

4.	Requirements of vesting and period of vesting:

2002 Plan and 2007 Plan: The term of each option shall be stated in the option agreement; provided, however, that the term shall not be more than five (5) years from the date of vesting thereof. The minimum period of vesting shall be one year from the date of grant. The NGCC is empowered under the Plans to decide the vesting criteria and the vesting period of the options granted under this plan. The vesting of the options would also be subject to the terms and conditions as may be stipulated by the NGCC including but not limited to satisfactory performance of employees or performance of the Company.

5.	Maximum period within which options shall be vested:

2002 Plan and 2007 Plan: The term of each option shall not be more than five (5) years from the date of vesting thereof.

6.	Exercise price, purchase price or pricing formula:

2002 Plan and 2007 Plan: The exercise price for each option shall be equal to the par value of the underlying shares (i.e. Rs. 5 per option).

7.	Exercise period and process of exercise:

2002 Plan and 2007 Plan: The exercise period commences on the vesting date and extends upto the expiry period of the options as decided by the NGCC. In order to exercise the options, the employee shall give an exercise notice to the designated officer alongwith full consideration of the options to be exercised. The scheme provides for specific time frame under which the employee may exercise the options.

8.	Appraisal process for determining the eligibility of employees:

2002 Plan and 2007 Plan: The Company has a formal performance appraisal system wherein the performance of the employees is assessed on the basis of various functional and managerial parameters. The appraisal process is revised at regular intervals as per emerging global standards. The NGCC, consisting of independent directors of the Company, reviews the performance appraisal system of the Company and selects the employees for grant of options.

9.	Maximum number of options, shares, as the case may be, to be issued per employee and in the aggregate:

•	2002 Plan: The Scheme provides that no employee shall be granted, in any fiscal year of the Company, options to purchase more than or equal to 0.5% of the outstanding issued share capital as on the date of grant. The NGCC shall decide the number of options to be granted to each employee within this limit.

7

•	2007 Plan: The Scheme provides that no employee shall be granted, in any fiscal year of the Company, options to purchase more than or equal to 0.5% of the outstanding issued share capital as on the date of grant. The NGCC shall decide the number of options to be granted to each employee within this limit.

10.	Maximum quantum of benefits to be provided per employee:

2002 Plan and 2007 Plan: The maximum quantum of benefits underlying the options issued to an employee shall be equal to the difference between the option exercise price and the market price of the shares on the exercise date, subject to applicable taxes.

11.	Whether the scheme is to be implemented and administered directly by the Company or through a trust:

2002 Plan and 2007 Plan: The NGCC of the Company directly administers the Plans.

12.	Whether the scheme involves new issue of shares by the Company or secondary acquisition by the trust or both:

2002 Plan and 2007 Plan: The Plans involve new issuance of shares by the Company and do not contemplate secondary acquisition.

13.	A statement to the effect that the Company shall conform to the accounting policies specified in Regulation 15 of SEBI Regulations:

2002 Plan and 2007 Plan: The Company shall comply with the accounting policies specified in the requirements of the Guidance Note on accounting for employees share based payments (‘Guidance Note’) or Accounting Standards as may be prescribed by the Institute of Chartered Accountants of India (ICAI) from time to time, including the disclosure requirements prescribed therein. Where the existing Guidance Note or Accounting Standard do not prescribe accounting treatment or disclosure requirements for any of the schemes covered under these regulations then the Company shall comply with the relevant accounting standards as may be prescribed by the ICAI from time to time.

14.	The amount of loan to be provided for implementation of the scheme(s) by the Company to the trust, its tenure, utilization, repayment terms, etc.

2002 Plan and 2007 Plan: Grant of loans is not contemplated under the Plans.

15.	Maximum percentage of secondary acquisition (subject to limits specified under the regulations) that can be made by the trust for the purposes of the schemes:

2002 Plan and 2007 Plan: Not applicable, since no secondary purchases are being made under the Plans.

16.	Method of valuation of options:

2002 Plan and 2007 Plan: The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

The NGCC is already authorised to grant stock options to the employees of subsidiaries of the Company by virtue of the initial/earlier members’ resolutions dated September 24, 2001, July 28, 2004 and July 27, 2005. Further, as per the SEBI Regulations, a separate resolution is required to be passed in case of the grant of options, shares or other benefits, as the case may be, to the employees of subsidiaries of the Company. Item no. 2 relates to options that may be granted under the enhanced number of stock options under the 2002 Plan to the employees of subsidiaries of the Company.

As the 2002 Plan and 2007 Plan provides for issue of equity shares and ADRs to be offered to persons other than the existing members of the Company, consent of the members is being sought pursuant to Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 and as per Regulation 6 of the SEBI Regulations.

Accordingly, the resolutions set as item no. 1 and item no. 2 are being placed for the approval of the members.

None of the Promoters, Directors of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 1 and item no. 2 of the notice. Mr. Saumen Chakraborty, President and Chief Financial Officer and Mr. Sandeep Poddar, Company Secretary being key managerial personnel are interested in the resolution, as the stock options may be granted to them as employees of the Company.

The Board recommends the Special Resolutions set out at item no.1 and item no. 2 of the Notice for approval by the members.

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ANNEXURE A

AMENDMENTS TO THE 2002 PLAN

1.	All references to Compensation Committee will be changed to Nomination, Governance and Compensation Committee.

2.	All references to ‘the plan’ and ‘this plan’ will be changed to ‘this Plan’.

3.	The following changes are proposed to be made to the 2002 Plan:

Existing Clause	Amended Clause

Clause 1(c):	Clause 1(c):
It shall be deemed to have come into force on the date of approval of the scheme by the board.	This Plan was approved by the resolution passed by the Shareholders of the Company on September 24, 2001, and became effective on the same day.[1]

Additionally, this footnote, ‘This Plan was amended further by special resolutions passed by the Shareholders of the Company on July 28, 2004, July 27, 2005, July 22, 2008 and July 20, 2012’ has been included in relation to this clause.

Clause 3(b):	Clause 3(b):
“Applicable Laws” means the legal requirements relating to stock Option plans, including, without limitation, the tax, securities or corporate laws of India, any conditions stipulated by stock exchanges on which the Shares are listed or quoted.	“Applicable Laws” means the legal requirements relating to stock option plans, including, without limitation to, the Companies Act, 1956 (to the extent not replaced by the notified provisions of the Companies Act, 2013), the Companies Act, 2013, the Securities and Exchange Board of India (SEBI) Act, 1992, SEBI (Share Based Employee Benefits) Regulations, 2014 (as amended, modified, replaced or substituted from time to time) (the “SEBI Regulations”), circular dated June 16, 2015 issued by SEBI with respect to the SEBI Regulations, the tax, securities or corporate laws of India, any conditions stipulated by Stock Exchanges on which the shares are listed or quoted, and includes, any amendment, modification, alteration or re-enactment made to such laws, rules, regulations or bye-laws.

Clause 3(e):	Clause 3(e):
“Compensation Committee” means the Compensation Committee constituted by the Board.	“Nomination, Governance and Compensation Committee/ Administrator” means the Nomination, Governance and Compensation Committee of the Company constituted by the Board.

Clause 3(h):	Clause 3(h):

“Eligible Employee” means an Employee who qualifies for issue of Options under this Plan and who fulfils the minimum condition of one year of service and other conditions as decided in the appraisal process or such other employees as may be decided by the Compensation Committee from time to time within in the frame work of Securities Exchange Board of India (SEBI) guidelines.

Provided that, employees and directors who are either promoters or belong to the promoter group as defined in SEBI Guidelines shall not be eligible under this Plan. At present the following shall not be eligible.

Dr. K Anji Reddy

Mr. G V Prasad

Mr. K Satish Reddy.

Further provided that any person holding 2% of the outstanding share capital of the Company’s equity Shares at any time after the commencement of this Plan shall not be eligible under this Plan.

“Eligible Employee” means an employee who qualifies for issue of options under this Plan and who fulfils the minimum condition of one year of service and other conditions as decided in the appraisal process or such other employees as may be decided by the Nomination, Governance and Compensation Committee from time to time within the frame work of SEBI Regulations.

Provided that, employees and directors who are either promoters or belong to the promoter group as defined in SEBI Regulations shall not be eligible under this Plan.

Further provided that any person holding 2% of the outstanding share capital of the Company’s equity shares at any time after the commencement of this Plan shall not be eligible under this Plan.

Clause 3(n):	This clause has been deleted.
“Fair Market Value” of a share on a given date means the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.

Clause 3(u):	Clause 3(t):
“Subsidiary” means a subsidiary of the Company, whether now or hereafter existing as defined under Section 4 of the Companies Act, 1956.	“Subsidiary” means a subsidiary of the Company, whether now or hereafter existing as defined under Section 2 (87) of the Companies Act, 2013.

Clause 4(a):	Clause 4(a):
Subject to the provisions of section 17 of the Plan the maximum aggregate number of shares on which options may be granted under the Plan, are 2,295,478 Shares or 3% of the total issued equity shares. The shares may be authorised but unissued, or unacquired.	Subject to the provisions of section 17 of this Plan the maximum aggregate number of shares on which options may be granted under this Plan, are 5,449,102 shares or 3.29% of the total paid up equity capital. The shares[2] may be authorised but unissued, or unacquired.

9

Existing Clause	Amended Clause

Additionally, this footnote, ‘Prior to an amendment to this Plan pursuant to shareholders’ resolution dated [date of this amendment resolution to be inserted], as on September 24, 2001, the aggregate maximum number of options available for granting under this Plan was 2,295,478. Pursuant to a stock split effected in the form of stock dividend issued by the Company in August, 2006, the aggregate maximum number of options available for granting was 4,349,102’ has been included in relation to this clause.

Clause 6(b):	Clause 6(b): Sub-clauses (i) to (iii) remain unchanged.

iv)	to determine the Vesting period and the Exercise Period.	iv)	to determine the conditions and criteria under which options may vest in the eligible employees and may lapse in case of termination of employment for misconduct;

v)	to approve forms of agreement for use under the Plan;	v)	to determine the vesting period and the exercise period;

vi)	to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option granted hereunder;	vi)	to approve forms of agreement for use under this Plan;

vii)	to prescribe, amend and rescind rules and regulations relating to the Plan; and	vii)	to determine the terms and conditions, not inconsistent with the terms of this Plan, of any option granted hereunder;

viii)	to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.	viii)	determine the right of an eligible employee to exercise all the options vested in him at one time or at various points of time within the exercise period;

		ix)	to prescribe, amend and rescind rules and regulations relating to this Plan;

		x)	subject to Section 17, to determine the procedure for making a fair and reasonable adjustment to the entitlement, including adjustment to the number of options and to the exercise price, in case of corporate actions such as rights issues, bonus issues, consolidation, sub division of share, reclassification, merger, sale of division and other related actions (collectively called the “Corporate Actions”). In this regard, the following shall, inter alia, be taken into consideration by the Committee (a) the number and price of options shall be adjusted in a manner such that total value to the eligible employee of the options remains the same after the relevant Corporate Action; and (b) the vesting period and the life of the options shall be left unaltered as far as possible to protect the rights of the eligible employee(s) who are granted such options.

		xi)	to determine the granting, vesting and exercise of options in case of employees who are on long leave;

		xii)	to determine the procedure for cashless exercise of options;

		xiii)	to decide all other matters that must be determined in connection with the grant of an option under this Plan;

		xiv)	to construe and interpret the terms of this Plan and options granted pursuant to this Plan, and do all that may be necessary to ensure compliance of this Plan and administration thereof; and

		xv)	to formulate suitable policies and procedures to ensure that there is no violation of Applicable Laws, in relation to this Plan.

No such clause	Clause 6(d):
This Plan or any of the terms and conditions therein (including the number of options to be granted in total) may be revised by the Nomination, Governance and Compensation Committee, as necessary, including (a) pursuant to any amendments made to Applicable Laws with respect to employee stock option plans; or (b) pursuant to any regulatory change;

Provided that this Plan is in compliance with the SEBI Regulations and approval of the shareholders is taken by way of a special resolution in a general meeting, for effecting such change and such change is not detrimental or prejudicial to the interests of the eligible employees.

Clause 7(a):	Clause 7(a):
Employees of Grades PR, VP and GM shall be eligible for grants under the Plan.	Employees of Grades R4 and above shall be eligible for grants under this Plan.

10

Existing Clause	Amended Clause

Clause 9(a):	Clause 9(a):

Grade	Designations	Number	Grade	Designations	Number
6B	President	To be decided by the compensation committee on a case-to-case basis	R8	President	To be decided by the Nomination, Governance and Compensation Committee

5A to 6A	Executive Vice President Senior Vice President Vice President	Up to 10,000 options	R6 to R7B	Executive Vice President, Senior Vice President and Vice President	Up to 45,000 options

4A to 4B	Senior Directors and Directors	Up to 5,000 options	R4 and R5	Senior Director and Director	Up to 30,000 options

3B	Associate Directors	Up to 3,000 options	R3A and R3B	Associate Director	Up to 15,000 options

3A and below	Other employees	Up to 2,000 options	R2B and below	Other employees	Up to 2,000 options

New hires	As applicable	Gap between desired positioning on Total Cost to the Company (excluding stock options) and Joining compensation.	New hires	As applicable	Gap between desired positioning on total cost to the company (excluding stock options) and joining compensation.

Clause 10: Vesting Period	Clause 10: Vesting of Options
The administrator shall decide the vesting period of the options granted under the plan.	The Administrator shall decide the vesting criteria and/or the vesting period of the options granted under this Plan.

Clause 11(a):	Clause 11(a):
The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless all the Options granted under the Plan are exercised or have been extinguished or unless the Plan is terminated under Section 20 of the Plan.

This Plan shall continue in effect till January 28, 2027, unless all the options granted under this Plan are exercised or have been extinguished or unless this Plan is terminated under Section 20 of this Plan[3].

Additionally, this footnote, ‘Originally, this Plan became effective on September 24, 2001 for a term of ten years. Pursuant to a resolution passed by the shareholders on July 20, 2012, the term of this Plan was extended by a further period of 10 years effective upto January 28, 2022’ has been included in relation to this clause.

Clause 12(a):	Clause 12(a):

The Exercise Price for each option shall be determined by the Administrator at the time of grant of options. The stock options can be grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.

Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

The exercise price for each option shall be equal to the par value of the underlying shares (i.e., Rs. 5 per option)[4].

Additionally, this footnote, ‘Prior to an amendment to this Plan pursuant to shareholders’ resolution dated [date of this amendment resolution to be inserted], the option could be granted in two categories i.e. (a) 505,939 options out of the total of 4,349,102 options reserved for grant had an exercise price equal to the fair market value of the underlying Shares on the date of grant; and (b) 3,843,163 options out of the total of 4,349,102 options reserved for grant had an exercise price equal to the par value of the underlying Shares (i.e., Rs. 5 per option)’ has been included in relation to this clause.

Clause 12(b):	Clause 12(b):
The consideration to be paid for the Shares to be issued upon Exercise of an Option, including the method of payment, shall be determined by the Compensation Committee at the time of grant. Such consideration may consist of (1) cash, (2) check, (3) promissory note (4) consideration received by the Company under a cash-less Exercise program implemented by the Company in connection with the Plan, or (5) any combination of the foregoing methods of payment.	The method of payment of the consideration to be paid for the shares to be issued upon exercise of an option, shall be determined by the Nomination, Governance and Compensation Committee at the time of grant. Such consideration may consist of (1) cash, (2) check, (3) promissory note (4) consideration received by the Company under a cash-less exercise program implemented by the Company in connection with this Plan (5) wire/bank transfer or (6) any combination of the foregoing methods of payment.

Clause 21:	Clause 21:
This Scheme will be governed by guidelines issued by SEBI and all other laws as applicable from time to time.	This Scheme will be governed by the Laws of India.

11

ANNEXURE B

AMENDMENTS TO THE 2007 PLAN

1.	All references to Compensation Committee will be changed to Nomination, Governance and Compensation Committee.
2.	All references to ‘the plan’ and ‘this plan’ will be changed to ‘this Plan’.
3.	The following changes are proposed to be made to the 2007 Plan:

Existing Clause	Amended Clause

Clause 1(c):	Clause 1(c):
It shall be deemed to have come into force on the date of approval of the plan by the board.

This Plan was approved by the resolution passed by the Shareholders of the Company on July 27, 2005, and became effective on the same day (the “Effective Date”)[1].

Additionally, this footnote, ‘This Plan was amended further by a special resolution passed by the Shareholders of the Company on July 22, 2008’ has been included in relation to this clause.

Clause 3(c):	Clause 3(c):
“Applicable Laws” means the legal requirements relating to stock Option plans, including, without limitation, the tax, securities or corporate laws of India, any conditions stipulated by stock exchanges on which the ADRs are listed or quoted.	“Applicable Laws” means the legal requirements relating to stock option plans, including, without limitation to, the Companies Act, 1956 (to the extent not replaced by the notified provisions of the Companies Act, 2013), the Companies Act, 2013, the Securities and Exchange Board of India (SEBI) Act, 1992, SEBI (Share Based Employee Benefits) Regulations, 2014 (as amended, modified, replaced or substituted from time to time) (the “SEBI Regulations”), circular dated June 16, 2015 issued by SEBI with respect to the SEBI Regulations, the tax, securities or corporate laws of India, any conditions stipulated by Stock Exchanges on which the ADRs are listed or quoted, and includes, any amendment, modification, alteration or re-enactment made to such laws, rules, regulations or bye-laws.

Clause 3(f):	Clause 3(f):
“Compensation Committee” means the Compensation Committee constituted by the Board.	“Nomination, Governance and Compensation Committee/ Administrator” means the Nomination, Governance and Compensation Committee of the Company constituted by the Board.

Clause 3(i):	Clause 3(i):

“Eligible Employee” means an Employee who qualifies for issue of Options under this Plan and who fulfils the minimum condition of one year of service and other conditions as decided in the appraisal process or such other employees as may be decided by the Compensation Committee from time to time within in the frame work of Securities Exchange Board of India (SEBI) guidelines.

Provided that, employees and directors who are either promoters or belong to the promoter group as defined in SEBI Guidelines shall not be eligible under this Plan. At present the following shall not be eligible.

Dr. K Anji Reddy

Mr. G V Prasad

Mr. K Satish Reddy

Further provided that any person holding 2% of the outstanding share capital of the Company's equity Shares/ADRs at any time after the commencement of this Plan shall not be eligible under this Plan.

“Eligible employee” means an employee who qualifies for issue of options under this Plan and who fulfils the minimum condition of one year of service and other conditions as decided in the appraisal process or such other employees as may be decided by the Nomination, Governance and Compensation Committee from time to time within the frame work of SEBI Regulations.

Provided that, employees and directors who are either promoters or belong to the promoter group as defined in SEBI Regulations shall not be eligible under this Plan.

Further provided that any person holding 2% of the outstanding share capital of the Company's equity shares/ADRs at any time after the commencement of this Plan shall not be eligible under this Plan.

Clause 3(o):	This clause has been deleted.
“Fair Market Value” of a share on a given date means the previous day closing price on the date of grant in the stock exchange where there is highest trading volume during that period.

Clause 3(v):	Clause 3(u):
“Subsidiary” means a Subsidiary of the Company, whether now or hereafter existing as defined under Section 4 of the Companies Act, 1956.	“Subsidiary” means a subsidiary of the Company, whether now or hereafter existing as defined under Section 2(87) of the Companies Act, 2013.

Clause 6(a):	Clause 6(a): Sub-clauses (i) to (iii) remain unchanged.

iv)	to determine the Vesting period and the Exercise Period.	iv)	to determine the conditions and criteria under which options may vest in the eligible employees and may lapse in case of termination of employment for misconduct;
v)	to approve forms of agreement for use under the Plan;

12

Existing Clause	Amended Clause

vi)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option granted hereunder;

vii)   to prescribe, amend and rescind rules and regulations relating to the Plan; and

viii)  to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

v)    to determine the Vesting period and the Exercise Period;

vi)   to approve forms of agreement for use under this Plan;

vii)   to determine the terms and conditions, not inconsistent with the terms of this Plan, of any option granted hereunder;

viii)  determine the right of an eligible employee to exercise all the options vested in him at one time or at various points of time within the exercise period;

ix)     to prescribe, amend and rescind rules and regulations relating to this plan;

x) subject to section 17, to determine the procedure for making a fair and reasonable adjustment to the entitlement, including adjustment to the number of options and to the exercise price, in case of corporate actions such as rights issues, bonus issues, consolidation, sub division of share, reclassification, merger, sale of division and other related actions (collectively called the “Corporate Actions”). In this regard, the following shall, inter alia, be taken into consideration by the Committee (a) the number and price of options shall be adjusted in a manner such that total value to the eligible employee of the options remains the same after the relevant corporate action; and (b) the vesting period and the life of the options shall be left unaltered as far as possible to protect the rights of the eligible employee(s) who are granted such options.

xi) to determine the granting, vesting and exercise of options in case of employees who are on long leave;

xii) to determine the procedure for cashless exercise of options;

xiii) to decide all other matters that must be determined in connection with the grant of an option under this Plan;

xiv) to construe and interpret the terms of this Plan and options granted pursuant to this Plan, and do all that may be necessary to ensure compliance of this Plan and administration thereof; and

xv) to formulate suitable policies and procedures to ensure that there is no violation of Applicable Laws, in relation to this Plan.

No such clause	Clause 6(c):
This Plan or any of the terms and conditions therein (including the number of options to be granted in total) may be revised by the Nomination, Governance and Compensation Committee, as necessary, including (a) pursuant to any amendments made to Applicable Laws with respect to employee stock option plans; or (b) pursuant to any regulatory change;

Provided that this Plan is in compliance with the SEBI Regulations and approval of the shareholders is taken by way of a special resolution in a general meeting, for effecting such change and such change is not detrimental or prejudicial to the interests of the eligible employees.

No such clause	Clause 7(c):
Employees who are members of teams considered critical to the success of the Company shall be eligible for grants under this Plan.

13

Existing Clause			Amended Clause

Clause 9:			Clause 9:

Grade	Designations	Number	Grade	Designations	Number
6B	President	To be decided by the compensation committee on a case-to-case basis	R8	President	To be decided by the Nomination, Governance and Compensation Committee

5A to 6A	Executive Vice President Senior Vice President Vice President	Up to 10,000 options	R6 to R7B	Executive Vice President, Senior Vice President and Vice President	Up to 45,000 options

4A to 4B	Senior Directors and Directors	Up to 5,000 options	R4 and R5	Senior Director and Director	Up to 30,000 options

3B	Associate Directors	Up to 3,000 options	R3A and R3B	Associate Director	Up to 15,000 options

3A and below	Other employees	Up to 2,000 options	R2B and below	Other employees	Up to 2,000 options

New hires	As applicable	Gap between desired positioning on Total Cost to the Company (excluding stock options) and Joining compensation.	New hires	As applicable	Gap between desired positioning on total cost to the company (excluding stock options) and joining compensation.

Clause 10: Vesting Period	Clause 10: Vesting of Options
The administrator shall decide the vesting period of the options granted under the plan.	The Administrator shall decide the vesting criteria and/or the vesting period of the options granted under this Plan.

Clause 12(a):	Clause 12(a):
The Exercise Price for each option shall be determined by the Administrator at the time of grant of options.	The Exercise Price for each Option shall be equal to the par value of the shares i.e. Rs. 5 per Option[2].

The stock options can be grants in two categories:

Category A: 382,695 shall be available for grant of Stock Options at the fair market value; and

Category B: 1,148,084 Options shall be available for grant of Stock Options at par value of the shares i.e. Rs. 5 per option.

The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company’s ADRs on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.

Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

Additionally, this footnote, ‘Prior to an amendment to this Plan pursuant to shareholders resolution dated [date of this amendment resolution to be inserted], the option could be granted in two categories i.e (a) 382,695 options out of the total of 1,530,779 options reserved for grant had an exercise price equal to the fair market value of the underlying shares on the date of grant; and (b) 1,148,084 options out of the total of 1,530,779 options reserved for grant had an exercise price equal to the par value of the underlying shares (i.e., Rs. 5 per option)’ has been included in relation to this clause.

Clause 12(b):	Clause 12(b):
The consideration to be paid for the ADRs to be issued upon Exercise of an Option, including the method of payment, shall be determined by the Compensation Committee at the time of grant. Such consideration may consist of (1) cash, (2) check, (3) promissory note, (4) consideration received by the Company under a cashless Exercise program implemented by the Company in connection with the Plan, or (5) any combination of the foregoing methods of payment.	The method of payment of the consideration to be paid for the ADRs to be issued upon exercise of an option shall be determined by the Nomination, Governance and Compensation Committee at the time of grant. Such consideration may consist of (1) cash, (2) check, (3) promissory note, (4) consideration received by the Company under a cashless exercise program implemented by the Company in connection with this Plan (5) wire/bank transfer or (6) any combination of the foregoing methods of payment.

Clause 15(b):	Clause 15(b):
In the event that an Optionee retires from service while being an employee, on attaining the age of retirement or superannuation, if applicable, all Options granted to him and Vested in him, may be exercised in the normal course as if the Optionee were continuing in employment. If, on the date of superannuation, the Optionee is not vested as to his or her entire Option, the unvested Options shall vest immediately. However this vesting will be subject to the minimum vesting period as prescribed under SEBI guidelines.	In the event that an optionee retires from service while being an employee, on attaining the age of retirement or superannuation, if applicable, all options granted to him and vested in him, may be exercised in the normal course as if the optionee were continuing in employment. if, on the date of superannuation, the optionee is not vested as to his or her entire option, the unvested options shall vest immediately. however this vesting will be subject to the minimum vesting period as prescribed under SEBI Regulations.

Clause 21:	Clause 21:
This Scheme will be governed by guidelines issued by SEBI and all other laws as applicable from time to time.	This Plan will be governed by the Laws of India and all other laws as maybe applicable from time to time.

Relevant amendments in option agreement, exercise form etc. shall also be carried out in the annexures of the Plans.

14

Item no. 3

The Resolution relates to the appointment of Mr. Akhil Ravi as an employee of the Company as Director-Business Development and Portfolio (not a member of the Board). Mr. Akhil Ravi, a related party, is the son in law of Mr. G V Prasad, Co-Chairman, Managing Director and CEO of the Company.

The Audit Committee and the Board of Directors of the Company had approved the appointment of Mr. Akhil Ravi as Director-Business Development and Portfolio (or any other designation and roles which the Board of Directors of the Company may decide from time to time). The appointment will be effective after receipt of the approval of the members of the Company and up to his retirement age as per the policy of the Company.

Since the appointee is related to the Co-Chairman, Managing Director and CEO of the Company, this amounts to an appointment to an Office or Place of Profit. Such appointment requires the prior approval of the members of the Company in terms of Section 188(1)(f) of the Companies Act, 2013 read with Rule 15(3)(b) of the Companies (Meetings of Board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) and the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, as amended.

Mr. Akhil Ravi has several accomplishments to his credit while working with leading organizations. Akhil is a Chemical Engineer from IIT, Mumbai and a Post Graduate from Indian School of Business (ISB). He has previously worked with ITC Ltd. and handled SAP implementation and Change Management projects across their four manufacturing units. He also co-founded a start-up called ‘India Khelo’ which received an investment at a valuation of USD 5.5 million. Presently he is working as an Engagement Manager with McKinsey & Company, and has led sales and channel transformations across cement, insurance and telecom sectors. The Company has previously recruited people with similar profiles who have become successful leaders within the Company.

Name of Related Party	Mr. Akhil Ravi

Name of the Director or KMP who is related	Mr. G V Prasad, Co-Chairman, Managing Director and CEO of the Company

Nature of Relationship	Mr. Akhil Ravi is son in law of Mr. G V Prasad, Co-Chairman, Managing Director and CEO of the Company.

The broad terms and conditions of his appointment are as follows:

1.	Date and Period of appointment: The proposed appointment will be effective following receipt of the approval of the members of the Company and would be valid till his retirement age, as per Company’s policy. The employment may be terminated by either party by giving 3 (three) months’ notice.

2.	Remuneration details: A fixed starting remuneration of Rs. 460,000 (Rupees Four Hundred and Sixty Thousand only) per month plus target performance pay @ 20% of the fixed pay (or such other percentage as may be applicable to his then role band annually) and such other perquisites and benefits as applicable to all other employees of the Company at his role band as per policy. During his tenure with the Company, above remuneration would increase from time to time with annual increments and/or increment on promotions, if any, as per the Company’s HR practices, performance appraisal policies and his potential. The proposed initial remuneration is commensurate to his experience and his remuneration from current employer.

3.	Other perquisites and benefits include medical benefits, group medical insurance for self and family, group accidental insurance, group life insurance, pension, gratuity and other benefits as per the Company’s policy.

4.	Location: The appointee shall be based out of Hyderabad, Telangana, India or such other location as may be decided from time to time.

Except Mr. G V Prasad and his relatives, none of the other directors and key managerial personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the Notice and hence those related parties would not vote.

The Board recommends the resolution set out at item no. 3 of the Notice for approval by the members.

All documents referred to in the accompanying Notice and Statement pursuant Section 102(1) of the Companies Act, 2013 will be available for inspection at the Registered Office of the Company during working hours on all working days up to the date of last date of voting i.e. Friday, January 19, 2018.

By Order of the Board
sd/-
Place	: Hyderabad	Sandeep Poddar
Date	: December 11, 2017	Company Secretary

15

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Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.: 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: shares@drreddys.com
www.drreddys.com

POSTAL BALLOT FORM

Postal Ballot Form No.:

Name and Registered address

of the Sole/First Named Member:

Name(s) of the Joint holder(s) if any:

Registered Folio No./DP ID & Client ID No.*:

(*Applicable to members holding shares in dematerialized form)

Number of equity shares held:

I/We hereby exercise my/our vote in respect of the following resolutions to be passed through Postal Ballot for the Special Business stated in the Notice dated December 11, 2017 of Dr. Reddy's Laboratories Limited (“the Company”) by sending my/our assent (FOR) or dissent (AGAINST) to the said resolution(s) by placing the tick (✓) mark in the appropriate column below:

Item No.	Details of Resolution	No. of equity shares held	I/We assent to the resolution (For)	I/We dissent to the resolution (Against)

1.	Special Resolution to consider and approve amendments to the ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.

2.	Special Resolution to consider and approve grant of additional stock options to employees of subsidiaries of the Company.

3.	Ordinary Resolution to consider and approve appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

Place:

Date:	(Signature of the Member)
must be as per specimen signature registered
with the Company/Depository Participant

PARTICULARS OF E-VOTING

EVEN (E-Voting Event Number)	USER ID	PASSWORD

Notes :

1. Please read the instructions printed overleaf and in the Notice of the Postal Ballot carefully before exercising your vote.

2. Last date for receipt of Postal Ballot Form by the Scrutinizer: Friday, January 19, 2018 (06.00 PM IST).

P.T.O.

INSTRUCTIONS

1.	A Member desirous of exercising his/her vote by physical Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the enclosed self-addressed postage pre-paid Business Reply Envelope. Postage will be borne by the Company.
2.	A Member may vote through e-voting as per “Procedure to vote electronically using NSDL e-voting system” provided in this Postal Ballot Form.
3.	Please convey your assent/dissent in this Postal Ballot Form. The assent/dissent received in any other physical form shall not be considered valid.
4.	This Form must be completed and signed (as per specimen signature registered with the Company/Depository Participant) by the Member. In case of Joint holding, this Form must be completed and signed by the first named Member and in his/her absence, by the next named Member.
5.	Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.
6.	The Scrutinizer's decision on the validity of the Postal Ballot/e-voting will be final.
7.	The Postal Ballot/e-voting shall not be exercised by a proxy.
8.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Friday, January 19, 2018 (6:00 PM IST). All Postal Ballot Forms received after this date will be strictly treated as if the reply from such Member has not been received. The Scrutinizer will submit his report to the Chairman of the Company after completion of the scrutiny and the results of Postal Ballot will be announced on Saturday, January 20, 2018 (5:00 PM IST), at the Registered Office of the Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad- 500 034, Telangana, India.
9.	Voting rights shall be reckoned on the paid up value of equity shares registered in the name of the Member as on Friday, December 15, 2017.
10.	Members are requested not to send any other paper along with the Postal Ballot Form and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.
11.	There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.
12.	In case of non-receipt of the Postal Ballot Form or for any query related thereto, the Members may contact the Company's Registrar and Transfer Agent, Bigshare Services Private Limited at 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad - 500 082, Telangana, India or send an email at bsshyd@bigshareonline.com.
13.	The Members can opt for only one mode of voting i.e., either by physical Postal Ballot Form or e-voting. The voting, both through Postal Ballot and through electronic mode shall commence from Thursday, December 21, 2017 (9:00 AM IST) and shall end on Friday, January 19, 2018 (6:00 PM IST). In case, member(s) cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Form will be treated as invalid.
14.	Members who have received Postal Ballot Notice by email and who wish to vote through physical Postal Ballot Form and in case a Member is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the physical Postal Ballot Form along with postage prepaid self-addressed Business Reply Envelope to the Member.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below:

Step 1 : Log-in to NSDL e-voting system at https://www.evoting.nsdl.com/

Step 2 : Cast your vote electronically on NSDL e-voting system.

Step 1 : How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2.	Once the home page of e-voting system is launched, click on the icon “Login” which is available under 'Shareholders' section.
3.	A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4.	Your User ID details are given below :

Manner of holding shares i.e. Demat (NSDL
or CDSL) or Physical	Your User ID is:

a) For Members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******

b) For Members who hold shares in demat account with CDSL.	16 digit beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************

c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if folio number is 001*** and EVEN is 123456 then User ID is 123456001***

5.	Instructions for retrieving Password:
a)	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.
b)	If you are using NSDL e-voting system for the first time, you will need your 'initial password'. Details of 'initial password' are given in Point c (i) and (ii) below. Once you have your 'initial password', you need to enter the 'initial password' on the log-in page and the system will force you to change your password.
c)	Initial password:
(i)	If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
(ii)	If your email ID is not registered, your 'initial password' is provided at the bottom of the physical Postal Ballot Form.
6.	If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:
a)	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com.
b)	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com.
c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.
7.	After entering your password, click on “Agree to Terms and Conditions” by selecting on the check box.
8.	Now you will have to click on “Login” button.
9.	After you click on the “Login” button, Home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.
2.	After clicking on Active Voting Cycles, you will be able to see all the companies’ “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.
3.	Select “EVEN” of ”Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.
4.	Now you are ready for e-voting as the voting page opens.
5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.
6.	Upon confirmation, the message “Vote cast successfully” will be displayed.
7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for shareholders

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.
2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.
3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.